                                                                    EXHIBIT 99.1

                            TOWER SEMICONDUCTOR LTD.
                NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON JANUARY 31, 2007

     Notice is hereby given that a Special General Meeting (the "Meeting") of the shareholders of Tower Semiconductor Ltd. ("Tower" or the "Company"), an
Israeli company, will be held at the offices of the Company, Hamada Avenue,
Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Wednesday, January 31,
2007, at 11:00 (Israel time) for the following purposes:

1.   To appoint Mr. Dov Moran as Chairman of the Board of Directors and to
     approve his terms of compensation.

2.   To appoint Ms. Miri Katz to a three-year term as an external director.

3.   To approve the terms of compensation of our directors who are not affiliated with major shareholders of the Company and are not Company employees.

4.   To approve the modification of the terms of compensation and the performance-based bonus of our chief executive officer and director Mr.
     Russell Ellwanger.

5.   To approve the renewal of the Company's directors and officers liability insurance policy.

6.   To transact such other business as may properly come before the Meeting.

     Shareholders of record at the close of business on December 27, 2006, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

     Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Hamada Avenue, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal
Haemek 23105, Israel, Attention: Corporate Secretary.

                                            By Order of the Board of Directors,
                                            December 22, 2006

                                 PROXY STATEMENT

                            TOWER SEMICONDUCTOR LTD.
                  HAMADA AVENUE, RAMAT GAVRIEL INDUSTRIAL PARK
                                  P.O. BOX 619
                           MIGDAL HAEMEK 23105, ISRAEL

                     SPECIAL GENERAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON JANUARY 31, 2007

     The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Tower Semiconductor Ltd. (the "Company" or "Tower") for use at
our Special General Meeting of Shareholders (the "Meeting") to be held on
Wednesday, January 31, 2007, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on December 27, 2006.

     As of November 30, 2006, we had outstanding 100,590,487 of our ordinary shares, nominal value New Israeli Shekels ("NIS") 1.00 (the "Ordinary Shares").

     We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about December 27, 2006. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

     Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of
Meeting. We are not aware of any other matters to be presented at the Meeting.

     Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to the Company at Hamada Avenue, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal
Haemek 23105, Israel, Attention: Corporate Secretary.

     Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the
Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to February 7,
2007 at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time scheduled for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

     Each of Proposals 1, 3 and 4 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding
Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each such proposal.

     Proposal 2 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include at least one-third of the voting power of the non-controlling shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting power in the Company.

     Proposal 5 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the disinterested shareholders does not exceed 1%
of all the voting power in the Company. SHAREHOLDERS ARE REQUESTED TO NOTIFY US
WHETHER OR NOT THEY HAVE A "PERSONAL INTEREST" IN CONNECTION WITH PROPOSAL 5
(PLEASE SEE THE DEFINITION OF THE TERM "PERSONAL INTEREST" BELOW). IF ANY
SHAREHOLDER CASTING A VOTE IN CONNECTION HERETO DOES NOT NOTIFY US WHETHER OR
NOT THEY HAVE A PERSONAL INTEREST WITH RESPECT TO PROPOSAL 5 THEIR VOTE WITH
RESPECT TO THIS PROPOSAL WILL BE DISQUALIFIED.

                             PRINCIPAL SHAREHOLDERS

     The following table and notes thereto set forth information, as of November
30, 2006, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of
Ordinary Shares by any person who is known to own at least 5% of our Ordinary
Shares. On such date, 100,590,487 Ordinary Shares were issued and outstanding.
The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. However, certain of our shareholders have entered into a shareholders agreement pursuant to which they may be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

                                                               PERCENT OF  PERCENT OF CLASS
IDENTITY OF PERSON OR GROUP                  AMOUNT OWNED(1)     CLASS(1)    (DILUTED)(2)
---------------------------                 ----------------     --------    ------------

Israel Corporation Ltd. (3)                   98,290,707(4)       53.24%       31.19%

SanDisk Corporation(3)                        15,965,889(5)       15.39%        5.07%

Alliance Semiconductor Corporation(3)          8,817,631(6)        8.77%        2.80%

Macronix International Co. Ltd.(3)             9,682,485(7)        9.54%        3.07%

Bank Hapoalim B.M                             30,567,372(8)       23.31%        9.70%

Bank Leumi Le-Israel B.M                      30,567,372(9)       23.31%        9.70%

----------

     (1)  Assumes the holder's beneficial ownership of all Ordinary Shares and all securities that the holder has a right to purchase within 60 days.

     (2)  Assumes that all currently outstanding securities to purchase Ordinary
          Shares, other than those that cannot be calculated as of the date of this proxy statement, have been exercised by all holders.

     (3)  Pursuant to a shareholders agreement among Israel Corp., Alliance
          Semiconductor Corporation, SanDisk Corporation and Macronix
          International Co. Ltd., each of Israel Corp., Alliance Semiconductor
          Corporation, SanDisk Corporation and Macronix International Co. Ltd.
          may be said to have shared voting and dispositive control over approximately 42.12% of our outstanding shares.

     (4)  Based on information provided by Israel Corp., represents 14,260,504 shares currently owned by Israel Corp., 58,906 shares issuable upon the exercise of currently exercisable warrants, 18,181,823 shares issuable upon conversion of debentures and 65,789,474 shares issuable upon conversion of equity equivalent convertible capital notes.

     (5)  Based on information provided by SanDisk, represents 12,784,071 shares currently owned by SanDisk and 3,181,818 shares issuable upon conversion of debentures.

     (6)  Based upon information provided by Alliance, represents 8,817,631 shares currently owned by Alliance.

     (7)  Based on information provided by Macronix, represents 8,773,395 shares currently owned by Macronix and 909,090 shares issuable upon conversion of debentures.

     (8)  Based on information provided by Bank Hapoalim B.M., represents
          25,986,842 shares issuable upon conversion of equity equivalent convertible capital notes and 4,580,530 shares issuable upon exercise of currently exercisable warrants, of which, 448,298 currently exercisable warrants are held by Tarshish Hahzakot Vehashkaot Hapoalim
          Ltd., a subsidiary of Bank Hapoalim B.M.

     (9)  Based on information provided by Bank Leumi Le-Israel B.M., represents
          25,986,842 shares issuable upon conversion of equity equivalent convertible capital notes and 4,580,530 shares issuable upon exercise of currently exercisable warrants.

     Pursuant to a shareholders agreement dated January 18, 2001, among Israel
Corp., Alliance Semiconductor, SanDisk and Macronix, such parties have agreed, among other things, to vote or cause to be voted all their respective shares for the election to the Board of Directors of nominees designated by each party, nominees recommended by the Board, the election of a designee of the Israel
Corp. to serve as Chairman of the Board, and against the election of any other persons to the Board of Directors, unless agreed to otherwise. In addition, subject to certain exceptions, each party to the agreement agreed to restrictions on the transfer of its shares, including certain rights of first refusal, and through January 2008, to maintain minimum shareholdings. Nothing in this proxy statement shall be construed as an admission that any of the aforementioned shareholders is the beneficial owner of any of the Company's securities, other than the Company's securities held directly by such party, nor that any such shareholder or other persons or entities constitute a "group", for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

                 MATTERS RELATING TO THE SPECIAL GENERAL MEETING

     At the Meeting, the shareholders will be asked to vote on the following proposals:

                                 PROPOSAL NO. 1

          PROPOSAL TO APPOINT MR. DOV MORAN A CHAIRMAN OF THE BOARD OF
               DIRECTORS AND TO APPROVE HIS TERMS OF COMPENSATION

     APPOINTMENT OF CHAIRMAN

     Pursuant to a provision of the Company's Articles of Association, our shareholders are to appoint a member of the Board of Directors to serve as its
Chairman. The Board of Directors has nominated Mr. Dov Moran to serve as the
Chairman of the Board of Directors of the Company until the next annual meeting of the shareholders or until his successor is duly appointed.

     DOV MORAN, age 51, has served as our Acting Chairman of the Board since
December 2006. Mr. Moran is a founder of msystems Limited and served as
President, Chief Executive Officer and Chairman of the Board of Directors of
msystems from 1989 to September 2006. During such period, Mr. Moran also served on the Board of Directors of certain subsidiaries of msystems. msystems recently merged with SanDisk Corporation (Nasdaq: SNDK), one of our wafer partners. From
1984 to 1989, Mr. Moran worked as an independent consultant in the computer industry and contributed to the establishment of, among others, Comsec Ltd. (Tel
Aviv:CMSC) and the development of HASP (a product sold by Aladdin Knowledge
Systems Ltd. (Tel Aviv:ALDN; Nasdaq:ALDN)). From 1977 to 1984, Mr. Moran served in the Israeli Navy and was director of its microprocessors department. Mr.
Moran holds a B.Sc. in Computers and Electronic Engineering (with honors) from the Technion, Israel Institute of Technology.

     TERMS OF COMPENSATION

     Under Israeli law, the terms of service of members of the Board of
Directors of the Company require the approval of the Audit Committee, Board of
Directors and shareholders of the Company, in such order. In December 2006, the
Audit Committee and Board of Directors approved an agreement between the Company and Mr. Moran pursuant to which, subject to shareholder approval, Mr. Moran will serve as chairman of the Board of Directors of the Company. Prior to approving this agreement, Mr. Moran informed our Audit Committee and Board of Directors that he has several interrelated relationships with SanDisk, a principal shareholder and one of our wafer partners:

     o    By virtue of the merger of msystems with SanDisk, Mr. Moran owns approximately 1.3 million shares of SanDisk (approximately 0.7% of
          SanDisk's issued and outstanding shares as of October 1, 2006).

     o    SanDisk has agreed to indemnify Mr. Moran for up to $50 million for any liability relating to his services as President, Chief Executive
          Officer and Chairman of the Board of Directors of msystems as a continuation of the indemnification provided by msystems to its board members and executive.

     o    SanDisk and Mr. Moran are co-defendants in pending class and derivative actions commenced in connection with the merger between
          SanDisk and msystems.

     o    Mr. Moran serves as a part time consultant to SanDisk. Pursuant to the terms of the consulting agreement, Mr. Moran receives compensation similar to 50% of the average compensation provided by SanDisk to executive vice presidents.

     o    Mr. Moran is currently discussing additional commercial relationships with SanDisk.

     The following is a summary of the principal terms of the agreement between the Company and Mr. Moran:

     OPTIONS PACKAGE

     Mr. Moran is to be granted options (the "Options") to purchase 3,158,090 ordinary shares of the Company, which constituted one per cent (1.0%) of the
Company's issued and outstanding share capital on a fully diluted basis as of
December 20, 2006, the date the Board of Directors approved the grant. The exercise price per Option will be the closing price of the Company's ordinary shares on the Nasdaq Global Market on the trading day immediately preceding the date of the Meeting (the "Shareholder Approval Date"). Of the Options, subject to Mr. Moran then serving as chairman of our Board, the Options shall vest over
4 years as follows: 25% will vest on the 12 month anniversary of the Shareholder
Approval Date (the "First Vesting Date") and over the 3 years following the
First Vesting Date, 6.25% will vest on each 3 month anniversary of the First
Vesting Date until fully vested. Upon the consummation of a sale of all or substantially all of the shares and/or assets of the Company, subject to certain exceptions, all Options that were to vest over the next 12 months from the date such transaction is consummated shall vest and become exercisable immediately and the balance of the Options shall vest 12 months earlier than otherwise contemplated.

     Subject to applicable law, the Options are to be granted under the "capital gains route" under Section 102 of the Israeli Income Tax Ordinance (New
Version), 5721-1961 ("Section 102") and the applicable regulations. The Company undertook to file a registration statement covering the shares underlying the
Options.

     Other than as set forth below, each Option will have a term of ten years from the Shareholder Approval Date:

     o    Should the Company terminate the agreement with Mr. Moran without
          "cause", or Mr. Moran terminate the agreement, as of the date of termination: (i) all unvested Options shall expire; and (ii) all vested Options shall remain exercisable during a 24-month period following termination;

     o    Should the Company terminate the agreement with Mr. Moran with
          "cause", as of the date of termination, all vested and unvested options shall expire.

     The Options shall be granted pursuant to the Company's Chairman Share
Options Plan 2006. Mr. Moran will not be eligible to receive options under the
2001 Plan or the 2006 Independent Directors Option Plan described in Proposal 3 below.

     SALARY, INDEMNIFICATION AND REIMBURSEMENT OF EXPENSES

     The Company will pay Mr. Moran service fees in the symbolic amount of US $1 per year. The Company will reimburse Mr. Moran for reasonable business-related expenses incurred in connection with the provision of his services to the
Company. Mr. Moran and the Company will enter into the Company's standard indemnification agreement for directors, the form of which has been previously approved by the Company's shareholders.

     TERMINATION PROVISIONS

     The agreement with Mr. Moran will terminate on the earliest of: (i) such time as Mr. Moran ceases to serve as chairman of our Board of Directors; (ii)
the death or disability of Mr. Moran; (iii) termination by the Company for
"cause"; or (iv) the fourth anniversary of the Shareholder Approval Date, unless earlier terminated without "cause" by the Company or Mr. Moran on three (3)
months prior written notice to the other. Unless earlier terminated, the agreement shall automatically be renewed for successive one (1) year periods, unless either party elects not to renew by giving written notice to the other at least three (3) months prior to a scheduled expiration date.

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
     MEETING:

     "RESOLVED THAT: (I) THE APPOINTMENT OF MR. DOV MORAN AS THE CHAIRMAN OF THE
     BOARD OF DIRECTORS OF THE COMPANY TO SERVE UNTIL THE NEXT ANNUAL MEETING OF
     THE SHAREHOLDERS OR UNTIL HIS SUCCESSOR SHALL BE DULY APPOINTED AND
     QUALIFIED IS HEREBY APPROVED; AND (II) THE TERMS OF SERVICE OF MR. DOV
     MORAN, INCLUDING THE GRANT OF OPTIONS TO PURCHASE UP TO 3,158,090 ORDINARY
     SHARES OF THE COMPANY AND THE INDEMNIFICATION UNDER THE COMPANY'S STANDARD
     INDEMNIFICATION AGREEMENT FOR DIRECTORS, IN ACCORDANCE WITH THE TERMS AS
     DESCRIBED IN THE PROXY STATEMENT CIRCULATED IN CONNECTION WITH THE MEETING
     IS HEREBY APPROVED."

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of: (i) the appointment of Mr. Moran as the Chairman of the Board of Directors of the Company; and (ii) the terms of service of Mr.
Moran.

     THE COMPANY'S AUDIT COMMITTEE AND BOARD OF DIRECTORS RECOMMEND THAT THE
SHAREHOLDERS VOTE "FOR" THE APPROVAL OF: (I) MR. DOV MORAN'S APPOINTMENT AS
CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY; AND (II) THE TERMS OF SERVICE
OF MR. MORAN.

                                 PROPOSAL NO. 2

          APPOINTMENT OF EXTERNAL DIRECTOR TO THE BOARD OF DIRECTORS OF
                       THE COMPANY FOR A THREE-YEAR TERM

     The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint no less than two external directors. No person may be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has or had, on or within the two years preceding the date of the person's appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term "affiliation" includes:

     o    an employment relationship;

     o    a business or professional relationship maintained on a regular basis;

     o    control; and

     o    service as an office holder.

     A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications.
The conditions and criteria for possessing accounting and financial expertise or professional qualifications were recently enacted in regulations promulgated under the Israel Companies Law (Companies Law Regulations (Conditions and Tests
for Determining whether a Director has Expertise in Finance and Accounting and
whether a Director is Professionally Qualified) - 2005 (the "External Director
Qualification Regulations")).

     No person may serve as an external director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

     The initial term of an external director is three years and may be extended for additional three-year periods. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

     Mr. Hans Rohrer and Ms. Tal Yaron-Eldar currently serve as our external directors. Ms. Yaron-Elder has notified the Company that she will be resigning from the Board of Directors, effective February 1, 2007.

     The Company's Board of Directors has nominated Ms. Miri Katz for election as an External Director to fill the vacancy that will be created by the resignation of Ms. Tal Yaron-Eldar (effective February 1, 2007) to serve for a period of three years and until her respective successor is duly elected and shall qualify. Set forth below is certain information concerning Ms. Miri Katz:

     MIRI KATZ, age 55, has been "of counsel" at the law firm of Ophir Katz &
Co., since 2003. Since 2004, Ms. Katz served as a member of the board of trustees of the Hebrew University of Jerusalem and as a member of the Committee for Academic Policy, the Audit Committee and the Constitution Committee. Since
2003, Ms. Katz has served as a director of the Caesarea Foundation and the
Caesarea Edmond Benjamin de Rothschild Development Corporation Ltd. In addition, since 2003, she served as a director of the Bank of Jerusalem Ltd. and chairperson of its audit committee. Between 2000 and 2003, Ms. Katz served as a member of the advisory committee to the Israel Supervisor of Banks. Between 1997 and 2002, Ms. Katz served as chairperson of the Israel Securities Authority, and as a member of the Israeli Council of CPAs. In addition, from 1989 to 1997, Ms.
Katz was a partner at Ophir Katz & Co. Ms. Katz holds an LL.B. from the Hebrew
University of Jerusalem and is a member of the Israeli Bar Association.

     The Board of Directors has determined that Ms. Katz has the requisite
"expertise in finance and accounting," under the External Director Qualification
Regulations. Ms. Katz qualifies as an independent director under Nasdaq.

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
     MEETING:

     "RESOLVED TO ELECT MS. MIRI KATZ AS AN EXTERNAL DIRECTOR OF THE COMPANY FOR
     A THREE-YEAR TERM COMMENCING FEBRUARY 1, 2007 AND UNTIL HER RESPECTIVE
     SUCCESSOR IS DULY ELECTED AND SHALL QUALIFY."

     The election of Ms. Katz as an External Director of the Company requires the affirmative vote of shareholders present in person or by proxy and holding
Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli
Companies Law, the approval of such proposal requires that either: (i) said majority include at least one-third of the voting power of the non-controlling shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting power in the
Company.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE
     ELECTION OF MS. MIRI KATZ AS AN EXTERNAL DIRECTOR OF THE COMPANY FOR A
     THREE-YEAR TERM.

                                 PROPOSAL NO. 3

         PROPOSAL TO APPROVE THE TERMS OF COMPENSATION OF OUR DIRECTORS
          WHO ARE NOT AFFILIATED WITH MAJOR SHAREHOLDERS OF THE COMPANY
                         AND ARE NOT COMPANY EMPLOYEES

     In August 2001, the shareholders of the Company approved the Non-Employee
Director Share Option Plan 2001 (the "2001 Plan"). The 2001 Plan provides for the grant of options to each eligible director to purchase up to 40,000 Ordinary
Shares, and an aggregate of up to 400,000 Ordinary Shares of the Company. All
directors of the Company, other than directors who are employed as officers of the Company, are eligible to receive options under the 2001 Plan. As of November
30, 2006, 280,000 options are outstanding under the 2001 Plan, of which 150,000 may be exercised.

     Pursuant to the terms of the 2001 Plan, options granted under the 2001 Plan may be exercised for a period of five years from the later of the date the options first became exercisable or the termination of the holding period which may be required by the Israeli tax authorities. Pursuant to such terms, upon termination of an eligible director's service as a director, other than by reason of the eligible director's death or disability, all unvested options immediately expire and all vested options as of the date of termination expire
90 days thereafter.

     In November 2006, the Company's Audit Committee and Board of Directors
approved, subject to shareholders approval, the adjustment of compensation payable to directors of the Company who are not affiliated with the Company's major shareholders, including its current major wafer partners and are not employees of the Company (each an "Independent Director").

     Under Israeli law, the terms of service of members of the Board of
Directors of the Company, including external directors, require the approval of the Audit Committee, Board of Directors and shareholders of the Company, in such order.

     FEES AND REIMBURSEMENT OF EXPENSES

     The Company's Audit Committee and Board of Directors approved: (i) the payment of annual fees and participation fees (per meeting) to the Independent
Directors; and (ii) the reimbursement of out-of-pocket expenses of the
Independent Directors, in both cases, to the maximum extent permitted under the regulations promulgated under the Israeli Companies Law that govern the payment of external directors (Companies Law Regulations (Rules Regarding the
Remuneration and Expenses of External Directors) - 2000 (the "Remuneration
Regulations")), as amended by regulations providing special concessions to dual-listed companies.

     As of the date of this proxy statement, among other things, the
Remuneration Regulations prescribe the following:

          o    The maximum fixed annual fee payable to an external director is
               NIS 113,420 (approximately $27,000), which amount is indexed to the Consumer Price Index in Israel.

          o    The maximum fixed participation fee (per meeting) payable to an external director is NIS 3,405 (approximately $810), which amount is indexed to the Consumer Price Index in Israel.

                                       10

          o    In certain circumstances the Company may also reimburse external directors for expenses associated with particular meetings.

     2006 INDEPENDENT DIRECTORS OPTION PLAN

     In light of the Board of Director's belief that options to purchase shares of the Company can and should be an important component of director compensation, the Company's Board of Directors approved (following the approval by the Audit Committee) the grant to each Independent Director (including Ms.
Miri Katz who is nominated for appointment in the Meeting) such number of options to purchase Ordinary Shares ("Initial Options") that shall equal 150,000 less the number of options to purchase Ordinary Shares held by such Independent
Director as of the date of the Meeting (the "Initial Grant Date") and which, as of the Initial Grant Date, have not vested. Subject to the Independent Director then serving on the Board, the Initial Options shall vest over 3 years, one third will vest on the 12 month anniversary of the Initial Grant Date, and thereafter, the remaining two thirds will vest on a monthly basis until fully vested. The exercise price per Initial Option shall be the closing price of the
Company's Ordinary Shares on the Nasdaq on the trading day immediately prior to the Initial Grant Date.

     In the event that, after the date of the Meeting, a new Independent
Director is appointed in any manner prescribed by the Company's Articles of
Association (the date of such appointment, the "Subsequent Grant Date"), each such Independent Director shall, in the absence of a decision by the Board of
Directors to the contrary, be granted 150,000 options to purchase Ordinary
Shares ("Subsequent Options"), which, subject to the Independent Director then serving on the Board, shall vest over 3 years, one third on the 12 month anniversary of the date on which such Independent Director shall have served on the Board of Directors of the Company for a minimum of 12 consecutive months, and thereafter, the remaining two thirds will vest on a monthly basis until fully vested. The exercise price per Subsequent Option shall be the closing price of the Company's Ordinary Shares on the Nasdaq on the trading day immediately prior to the relevant Subsequent Grant Date.

     Upon each 36 month anniversary of a previous grant of options to an
Independent Director (each a "Tenure Grant Date"), each such Independent
Director shall, in the absence of a decision by the Board of Directors to the contrary, be granted an additional 150,000 options to purchase Ordinary Shares
("Tenure Options"), which, subject to the Independent Director then serving on the Board, shall vest over 3 years on a monthly basis until fully vested. The exercise price per Tenure Option shall be the closing price of the Company's
Ordinary Shares on the Nasdaq on the trading day immediately prior to the relevant Tenure Grant Date.

     Subject to the provisions below, the Initial Options, Subsequent Options and Tenure Options that have vested shall be exercisable by an Independent
Director for a period of ten years following the date on which the Initial
Options, Subsequent Options or Tenure Options, as the case may be, first vested.

     Upon resignation or removal (other than for cause) or failure to be reelected by the shareholders of the Company: (i) any vested Initial Option,
Subsequent Option and/or Tenure Option will expire 2 years from such date; and
(ii) any unvested Initial Options, Subsequent Options and Tenure Options shall immediately expire. Upon removal for cause, all vested and unvested Initial
Options, Subsequent Options and Tenure Options shall immediately expire.

     Subject to applicable law, the Initial Options, Subsequent Options and
Tenure Options that will be granted to Israeli residents shall be granted under the "capital gains route" under Section 102 of the Israeli Income Tax Ordinance
(New Version), 5721-1961 and the applicable regulations.

                                       11

     Tax consequences in any jurisdiction arising from the grant or exercise of the Initial Options, Subsequent Options and Tenure Options shall be borne solely by the relevant Independent Director.

     So long as the 2006 Independent Directors Option Plan remains in effect, no future grants will be made to Independent Directors under the 2001 Plan.

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
     MEETING:

     "RESOLVED TO APPROVE THE TERMS OF COMPENSATION OF THE COMPANY'S INDEPENDENT
     DIRECTORS IN ACCORDANCE WITH THE TERMS AS DESCRIBED IN THE PROXY STATEMENT
     CIRCULATED IN CONNECTION WITH THE MEETING.

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the terms of compensation of the Company's
Independent Directors.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE
APPROVAL OF THE TERMS OF COMPENSATION OF THE COMPANY'S INDEPENDENT DIRECTORS.

                                 PROPOSAL NO. 4

              PROPOSAL TO APPROVE THE MODIFICATION OF THE TERMS OF
            COMPENSATION AND THE PERFORMANCE-BASED BONUS OF OUR CHIEF
                         EXECUTIVE OFFICER AND DIRECTOR

     Mr. Russell Ellwanger has served as the Company's Chief Executive Officer and director and as Chief Executive Officer and Chairman of the Board of
Directors of the Company's wholly-owned subsidiary, Tower Semiconductor USA,
Inc., since May 2005. In October 2005, the Company's shareholders approved Mr.
Ellwanger's terms of compensation, including an option grant. In September 2006, the Company's shareholders approved an additional grant of options to Mr.
Ellwanger. Under Israeli law, the terms of service of officers which also serve as members of the Board of Directors of the Company and modifications to such terms of service, require the approval of the Audit Committee, Board of
Directors and shareholders of the Company, in such order.

     Each of the Audit Committee and the Board of Directors of the Company
approved:

     o    an eight percent (8%) increase in Mr. Ellwanger's annual base salary from $350,000 to $378,000, effective January 1, 2007; and

     o    a performance-based bonus of up to $525,000 for the year ending
          December 31, 2006.

                                       12

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
     MEETING:

     "RESOLVED TO APPROVE (I) THE MODIFICATION OF THE TERMS OF COMPENSATION AND
     (II) THE PERFORMANCE-BASED BONUS FOR 2006, OF OUR CHIEF EXECUTIVE OFFICER
     AND DIRECTOR.

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the modification of the terms of compensation and the performance-based bonus of Mr. Russell Ellwanger.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE
APPROVAL OF THE MODIFICATION OF THE TERMS OF COMPENSATION AND THE
PERFORMANCE-BASED BONUS OF MR. RUSSELL ELLWANGER.

                                 PROPOSAL NO. 5

         PROPOSAL TO APPROVE THE RENEWAL OF THE COMPANY'S DIRECTORS AND
                       OFFICERS LIABILITY INSURANCE POLICY

     Under the Israeli Companies Law, a transaction entered into by the Company with one of its directors in respect of, inter alia, insurance on such director's behalf requires the approval by the Company's Audit Committee, Board of Directors and shareholders, in such order.

     In November 2006, the Company's Audit Committee and Board of Directors
approved the renewal by the Company of Directors and Officers Liability
Insurance for the benefit of its directors and officers, which includes the following principal terms:

     o    Coverage of up to $35 million, of which $25 million will be for the benefit of both the Company and its directors and officers ("General
          Policy"), and $10 million will only be for the benefit of the
          Company's directors and officers ("Side A Policy").

     o    The Side A Policy provides coverage to the Company's directors and officers in situations where coverage under the General Policy has been exhausted or is otherwise insufficient.

     o    In circumstances where payment is due to the Company and an insured director/officer under the General Policy, payment will first be made in full to such insured director/officer and the balance, if any, will be made to the Company.

     o    Valid for a period of 12 months.

     o    Cost of $510,000 annually.

     The Company will renew this policy on an annual basis, or otherwise from time to time. Any change to the policy, which materially departs from the key terms described above, including the cost, will be submitted to the Company's
Audit Committee and Board of Directors for their approval but shall not, unless required by law or the Company's Articles of Association, be presented to the
General Meeting of the shareholders.

                                       13

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
     MEETING:

     "RESOLVED TO APPROVE THE RENEWAL OF THE COMPANY'S DIRECTORS AND OFFICERS
     LIABILITY INSURANCE IN ACCORDANCE WITH THE TERMS AS DESCRIBED IN THE PROXY
     STATEMENT CIRCULATED IN CONNECTION WITH THE MEETING."

     Due to the fact that the above insurance policy provides coverage also to directors of the Company appointed by the Company's major shareholders, the renewal of the insurance policy may constitute a transaction with a controlling shareholder or shareholders under the Israel Companies Law. Therefore, in addition to requiring the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal, under the
Israeli Companies Law, the approval of this proposal may also require that either: (i) said majority include at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the disinterested shareholders does not exceed 1% of all the voting power in the
Company. EACH SHAREHOLDER VOTING AT THE MEETING OR PRIOR THERETO BY MEANS OF THE
ACCOMPANYING PROXY CARD IS REQUESTED TO NOTIFY US IF HE, SHE OR IT HAS A
PERSONAL INTEREST IN CONNECTION WITH THIS PROPOSAL 5 AS A CONDITION FOR HIS OR
HER VOTE TO BE COUNTED WITH RESPECT TO THIS PROPOSAL 5. IF ANY SHAREHOLDER
CASTING A VOTE IN CONNECTION HERETO DOES NOT NOTIFY US IF HE, SHE OR IT HAS A
PERSONAL INTEREST WITH RESPECT TO THIS PROPOSAL 5, HIS, HER OR ITS VOTE WITH
RESPECT TO THIS PROPOSAL 5 WILL BE DISQUALIFIED. FOR THIS PURPOSE, "PERSONAL
INTEREST" IS DEFINED AS: (1) A SHAREHOLDER'S PERSONAL INTEREST IN THE APPROVAL
OF AN ACT OR A TRANSACTION OF THE COMPANY, INCLUDING (I) THE PERSONAL INTEREST
OF HIS OR HER RELATIVE (WHICH INCLUDES FOR THESE PURPOSES ANY MEMBERS OF HIS/HER
IMMEDIATE FAMILY OR THE SPOUSES OF ANY SUCH MEMBERS OF HIS OR HER IMMEDIATE
FAMILY); AND (II) A PERSONAL INTEREST OF A BODY CORPORATE IN WHICH A SHAREHOLDER
OR ANY OF HIS/HER AFOREMENTIONED RELATIVES SERVES AS A DIRECTOR OR THE CHIEF
EXECUTIVE OFFICER, OWNS AT LEAST 5% OF ITS ISSUED SHARE CAPITAL OR ITS VOTING
RIGHTS OR HAS THE RIGHT TO APPOINT A DIRECTOR OR CHIEF EXECUTIVE OFFICER, BUT
(2) EXCLUDING A PERSONAL INTEREST ARISING SOLELY FROM THE FACT OF HOLDING SHARES
IN THE COMPANY OR IN A BODY CORPORATE.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE
     RENEWAL OF THE COMPANY'S DIRECTORS AND OFFICERS LIABILITY INSURANCE.

                             ADDITIONAL INFORMATION

     FOREIGN PRIVATE ISSUER. We are subject to the informational requirements of the United States Securities Exchange Act of 1934 (the "Exchange Act"), as
amended, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document that we file at the SEC's public reference room at 100 F Street N.E., N.W.,
Washington, D.C. 20549 U.S.A. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system will be available for retrieval on the SEC's website at www.sec.gov.
These SEC filings are also available to the public on the Israel Securities
Authority's Magna website at www.magna.isa.gov.il and from commercial document retrieval services.

                                       14

     As a "foreign private issuer", we are exempt from the rules under the
Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

     ISA EXEMPTION. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the
"Israeli Securities Law"), we have received from the Securities Authority of the
State of Israel an exemption from the reporting obligations as specified in
Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law. These documents are available for inspection at our offices at Hamada Avenue, Ramat Gavriel Industrial Park,
Migdal Haemek, Israel.

                                             By Order of the Board of Directors,
                                             December 22, 2006

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